

05041522

AM 5-17-2005

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

APR 1 1 2005

SEC FILE NUMBER
8- 66330

DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toussaint Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street, 11th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vernon Gatling 212-514-5176
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

67 Wall Street 22nd FL	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vernon GaTLING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toussaint Capital Partners, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

04/08/05
SANJAY K. SINGLA
NOTARY PUBLIC STATE OF NEW YORK
NO. 01SI6000128
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES DEC. 8, 2005.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOUSSAINT CAPITAL PARTNERS, LLC
(A DEVELOPMENT STAGE COMPANY)
AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
(MAY 27, 2003)
TO
DECEMBER 31, 2004

Contents



KBL, LLP
Certified Public Accountants & Advisors

Independent auditors' report

To the Member
Toussaint Capital Partners, LLC
New York, New York

We have audited the accompanying balance sheets of Toussaint Capital Partners, LLC (a development stage company) as of December 31, 2004 and 2003, and the related statements of operations, changes in member's capital, and cash flows for the year ended December 31, 2004, and for the period from inception (May 27, 2003) to December 31, 2003, and for the period from inception (May 27, 2003) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toussaint Capital Partners, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004, and for the period from inception (May 27, 2003) to December 31, 2003, and for the period from inception (May 27, 2003) to December 31, 2004 in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants

April 7, 2005

67 Wall Street, 22nd Floor, New York, NY 10005 212.785.9700

TOUSSAINT CAPITAL PARTNERS, LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

		2004		2003
Assets				
Current assets				
Cash	$	180,876	$	181,517
Due from related party		105,032		-
Due from member		1,549		-
Total current assets		**287,457**		**181,517**
Total assets	$	**287,457**	$	**181,517**
Liabilities and Member's Capital				
Current liabilities				
Accounts and accrued expenses payable	$	14,190	$	4,847
Due to related party		20,000		25,000
Total current liabilities		**34,190**		**29,847**
Non-current liabilities				
Note payable		25,000		25,000
Total non-current liabilities		**25,000**		**25,000**
Total liabilities		**59,190**		**54,847**
Member's capital		228,267		126,670
Total liabilities and member's capital	$	**287,457**	$	**181,517**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2004
AND
FOR THE PERIOD FROM INCEPTION
(MAY 27, 2003)
TO
DECEMBER 31, 2003
AND
FOR THE PERIOD FROM INCEPTION
(MAY 27, 2003)
TO
DECEMBER 31, 2004

	Year ended December 31, 2004	For the period from inception (May 27, 2003) to December 31, 2003	For the period from inception (May 27, 2003) to December 31, 2004
Revenue	$ -	$ -	$ -
General and administrative expenses			
Professional fees	58,788	4,703	63,491
Rent	52,500	-	52,500
Licenses and permits	6,530	-	6,530
Insurance	1,159	-	1,159
Bank charges	419	4	423
Total general and administrative expenses	**119,396**	**4,707**	**124,103**
Other income (expense)			
Interest income	2,260	520	2,780
Interest expense	(1,933)	(143)	(2,076)
Total other income (expense)	**327**	**377**	**704**
Net loss	**$ (119,069)**	**$ (4,330)**	**$ (123,399)**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD FROM INCEPTION
(MAY 27, 2003)
TO
DECEMBER 31, 2004

Member's capital, beginning	$	-
Capital contributions		131,000
Net loss		(4,330)
Member's capital, December 31, 2003		**126,670**
Capital contributions		220,666
Net loss		(119,069)
Member's capital, December 31, 2004	**$**	**228,267**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2004
AND
FOR THE PERIOD FROM INCEPTION
(MAY 27, 2003)
TO
DECEMBER 31, 2003
AND
FOR THE PERIOD FROM INCEPTION
(MAY 27, 2003)
TO
DECEMBER 31, 2004

	Year ended December 31, 2004	For the period from inception (May 27, 2003) to December 31, 2003	For the period from inception (May 27, 2003) to December 31, 2004
Cash flows from operating activities			
Net loss	$ (119,069)	$ (4,330)	$ (123,399)
Changes in operating assets and liabilities:			
Increase in accounts and accrued expenses payable	9,343	4,847	14,190
Net cash (used) provided by operating activities	**(109,726)**	**517**	**(109,209)**
Cash flows from financing activities			
Increase in due from related party	(105,032)	-	(105,032)
Increase in due from member	(1,549)	-	(1,549)
(Decrease) increase in due to related party	(5,000)	25,000	20,000
Proceeds from note	-	25,000	25,000
Cash contributed to the company	220,666	131,000	351,666
Net cash provided by financing activities	**109,085**	**181,000**	**290,085**
Net (decrease) increase in cash and cash equivalents	**(641)**	**181,517**	**180,876**
Cash and cash equivalents, beginning of year	181,517	-	-
Cash and cash equivalents, end of year	**$ 180,876**	**$ 181,517**	**$ 180,876**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2004
AND
FOR THE PERIOD FROM INCEPTION
(MAY 27, 2003)
TO
DECEMBER 31, 2003
AND
FOR THE PERIOD FROM INCEPTION
(MAY 27, 2003)
TO
DECEMBER 31, 2004

	Year ended December 31, 2004	For the period from inception (May 27, 2003) to December 31, 2003	For the period from inception (May 27, 2003) to December 31, 2004
Supplementary disclosures of cash flow information			
Cash paid during the year for:			
Interest expense	$ -	$ -	$ -

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital		
Total equity capital	$	228,267
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		106,581
Net capital before haircuts and undue concentration on securities positions		**121,686**
Haircuts and undue concentration on securities positions		3,318
	$	**118,368**
Aggregate indebtedness		
Items included in the statement of financial condition		
Accrued expenses and other liabilities	$	59,190
	$	**59,190**
Ratio: aggregate indebtedness to net capital		.50 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	100,000
Excess net capital at 100%	$	18,368

Reconciliation of December 31, 2004 audited computation of net capital and Company's unaudited December 31, 2004 Part IIA filing.

Unaudited December 31, 2004 net capital per December 31, 2004 Part IIA filing	$	118,368
Audit adjustments		-
Net capital	$	**118,368**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

Organization

Toussaint Capital Partners, LLC ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. The Company was created to form, own, establish, operate and manage an entity providing securities, and investment banking and related services. The Company was formed on May 27, 2003 pursuant to the Delaware Limited Liability Company Act, with Toussaint Capital Holdings, LLC as its sole member.

Development stage enterprise

The Company has only been in existence as an operating entity since May 27, 2003 and did not have a clearing agreement to execute and clear security trades. As such, its planned principal operations had not as yet commenced as of December 31, 2004, nor had it had revenue from its inception to that date. Consequently, the Company remains in the development stage and its financial statements have been presented consistent with that status.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis and revenue recognition

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Expenses are realized when the obligation is incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their individual tax return.

NOTE 1 – DUE FROM RELATED PARTY

Due from related party represents advances to a member of Toussaint Holdings, LLC. Toussaint Holdings, LLC is a member in Toussaint Capital Holdings, LLC the sole member in the Company. The advances are non-interest bearing and due on demand.

NOTE 2 – DUE FROM MEMBER

Due from member represents advances to Toussaint Capital Holdings, LLC. The advances are non-interest bearing and due on demand.

NOTE 3 – DUE TO RELATED PARTY

Due to related parties represents net advances from a member in Toussaint Capital Holdings, LLC. The advances are non-interest bearing and due on demand.

NOTE 4 – NOTE PAYABLE

Note payable represents a $25,000, 3 year note that is due October 2006. Interest is calculated over an interim period and a fully operational period. The interim period is defined as the period before the Company is fully operational. The fully operational period begins once the Company provides notice that the Company is fully operational.

Interest is due on the note based upon the following periods and interest rates:

Interim period

Interest accrues commencing November 20, 2003 as follows:

Term	Interest calculation
First 90 days	Interest rate based upon index using TIAA-CREF Money Market Fund (TIAXX) + 250 basis points
91 days to year 1	Interest rate based upon index using TIAA-CREF Money Market Fund (TIAXX) + 300 basis points

The interest rates used for the above periods are as follows:

First 90 days	5.01%
91 days to year 1	5.51%

NOTE 4 – NOTE PAYABLE (CONTINUED)

Fully operational period

During the fully operational period, interest will accrue at 12%. The first payment will be distributed 15 days after year 1 of the fully operational period, and will include interest due for both the interim and fully operational periods. During the fully operational period interest payments are to be made on a semi-annual basis on July 15th and January 15th.

The note contains a one-time 1 year put that must be communicated 30 days prior to execution. The payment of the put option will be paid 45 days after the full year. The note is continuously callable upon a 30 day notification.

The note is due October 2006. There are no prepayment penalties. If held to maturity the holder will receive an equity "kicker" equal to 1/2% (1/2% for every $50,000 invested) of the defined net income. This amount is due no later than 60 days after year end.

Investors can liquidate without penalty only at the one year put option date. Early liquidation after the first year and prior to maturity will be subject to a 25% penalty applied to the principal invested.

The fully operational period commenced August 16, 2004.

NOTE 5 – OPERATING FACILITIES

From inception to February 2004 the Company maintained its offices at the facilities of a company owned by a related party. The Company was not charged rent for the use of these facilities, which included the use of a telephone system, computers, office furniture and fixtures, and equipment.

Commencing March 2004 the Company maintained its office under an operating sub-sublease that expired January 31, 2005. The agreement called for monthly payments of $7,500. Payments of rent began on June 2004 following a three month rent free period. The agreement required the sub-subtenant to provide for the use of the existing telephone system, computers, office furniture and fixtures, and equipment. At the end of the agreement, the Company remained at the facilities and made monthly rental payments of $10,500 for the use of the facilities for February and March of 2005, directly to the building's owner.

NOTE 5 – OPERATING FACILITIES (CONTINUED)

In March of 2005 the Company moved its facilities and entered into a new operating sub-lease agreement. This new sub-lease is scheduled to expire March 30, 2007. The sub-lease agreement calls for monthly rental payments of $3,358, and monthly electricity payments of $542.

NOTE 6 – LITIGATION

The Company is currently not a party to any litigation that it is aware of.

NOTE 7 – MINIMUM REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory capital of $100,000. On December 31, 2004 the Company had regulatory net capital of $228,267.



KBL, LLP
Certified Public Accountants & Advisors

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member
Toussaint Capital Partners, LLC
New York, New York

We have examined the financial statements of Toussaint Capital Partners, LLC for the year ended December 31, 2004, and have issued our report therein dated April 7, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

67 Wall Street, 22nd Floor, New York, NY 10005 212.785.9700



KBL, LLP
Certified Public Accountants & Advisors

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Toussaint Capital Partners, LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

KBL, LLP

KBL, LLP
Certified Public Accountants

April 7, 2005

67 Wall Street, 22nd Floor, New York, NY 10005 **212.785.9700**